UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

 Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 2020

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File No. 333-226490, and into the Form F-3 Registration Statements File Nos. 333-211065 and 333-225789.

Other Information

On May 8, 2020, Check-Cap Ltd. (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance in a registered direct offering of an aggregate of 5,000,000 ordinary shares, at a purchase price of $0.60 per share, for aggregate gross proceeds of  $3,000,000. The offering is expected to close on or about May 12, 2020, subject to the satisfaction of customary closing conditions.

In addition, under the Purchase Agreement, the investors will receive unregistered warrants to purchase up to an aggregate of 5,000,000 ordinary shares. The warrants will be immediately exercisable and will expire five and one-half years from issuance date at an exercise price of $0.80 per share, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if at the time of exercise thereof, there is no effective registration statement registering the ordinary shares underlying the warrants.

Under the Purchase Agreement, the Company has agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents for a period of 45 days following the closing of the offering, subject to certain customary exceptions. In addition, the Purchase Agreement provides that for a period of twelve months following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement, subject to certain exceptions.

In addition, under the Purchase Agreement, the Company agreed to file, as soon as practicable (and in any case by June 8, 2020), a registration statement with the Securities and Exchange Commission (the “SEC”), registering the resale of the ordinary shares issuable upon exercise of the warrants and to use commercially best efforts to cause such registration statement to be declared effective within 90 days following the closing of the offering and to keep such registration statement effective at all times until no purchaser owns any warrants or underlying ordinary shares issuable upon exercise of the warrants.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

 H.C. Wainwright & Co., LLC (the “Placement Agent”) is acting as the exclusive placement agent for the offering pursuant to an engagement letter (the “Engagement Letter”) entered into between the Company and the Placement Agent on March 18, 2020. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses allowance of $32,500 and a clearing fee of $12,900. In addition, pursuant to the Engagement Letter, the Company agreed to issue to the Placement Agent or its designees warrants to purchase up to a total of 7.0% of the aggregate number of ordinary shares to be sold in the transaction, or warrants to purchase up to 350,000 ordinary shares (the “Placement Agent Warrants”). The Placement Agent Warrants will be substantially on the same terms as the warrants issued to the investors in the offering, except that the placement agent warrants will have an exercise price of $0.75 per share (which represents 125% of the investors’ purchase price per share) and will expire on May 8, 2025.

The ordinary shares to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of May 8, 2020 which will be filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-225789) (the “Registration Statement”), which became effective on July 16, 2018, and the base prospectus dated as of July 16, 2018 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ordinary shares or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The warrants, the Placement Agent Warrants and the ordinary shares underlying the warrants and the Placement Agent Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyer as defined in Rule 144(A)(a) under the Securities Act, and have acquired the warrants and the ordinary shares underlying the warrants as principal for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants, the Placement Agent Warrants and the ordinary shares underlying the warrants and the Placement Agent Warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the warrants, the Placement Agent Warrants and underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Purchase Agreement and the warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1 and 10.2 respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of Fischer Behar Chen Well Orion & Co. relating to the legality of the issuance and sale of the ordinary shares is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on May 8, 2020. A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit No.	Description
5.1	Opinion of Fischer Behar Chen Well Orion & Co.
10.1	Form of Securities Purchase Agreement dated as of May 8, 2020 by and between Check-Cap Ltd. and the Purchasers signatory thereto.
10.2	Form of Warrant.
99.1	Press release dated May 8, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2020

CHECK-CAP LTD.

By:	/s/ Alex Ovadia
Name: Alex Ovadia
Title: Chief Executive Officer